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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: April 30,2013 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 21 2012
Washington DC
123

SEC FILE NUMBER
8 - 37193

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Friedman, Luzzatto & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14755 Preston Road, Suite 510
(No. and Street)

Dallas	Texas	75254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Friedman — 972-404-1011
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	Flower Mound	Texas	75028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Friedman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Friedman, Luzzatto & Co., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[Signature]
Signature

President
Title

BRENDA BRONAUGH
Notary Public, State of Texas
My Commission Expires
May 20, 2012

[Signature]
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**The Company is exempt from filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.*

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRIEDMAN, LUZZATTO & CO.

CONTENTS

INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of income	3
Statement of changes in stockholders' equity	4
Statement of cash flows	5
Notes to financial statements	6 - 10
SUPPLEMENTARY SCHEDULE	
I. Supplementary information pursuant to Rule 17a-5	11 - 12
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	13 - 14

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 Parker Square • Flower Mound, TX 75028
972-899-1170 • Fax 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Friedman, Luzzatto & Co.

We have audited the accompanying statement of financial condition of Friedman, Luzzatto & Co. (the Company) as of December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Friedman, Luzzatto & Co. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 15, 2012

FRIEDMAN, LUZZATTO & CO.
Statement of Financial Condition
December 31, 2011

ASSETS	
Cash and cash equivalents	$ 37,451
Receivable from clearing broker-dealer	1,660
Income taxes receivable	19,768
Prepaid expenses	376
Clearing deposit	100,229
Property and equipment, net of accumulated depreciation of $902	1,263
TOTAL ASSETS	$ 160,747
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 2,607
Payable to clearing broker-dealer	1,089
TOTAL LIABILITIES	3,696
Stockholders' Equity	
Preferred stock, Series A, 1,000 shares authorized, $0.01 par value, 1,000 shares issued and outstanding	10
Preferred stock, Series B, 233 shares authorized, $0.01 par value, 233 shares issued and outstanding	2
Common stock, 1,000,000 shares authorized, no par value, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	154,008
Retained earnings	2,031
TOTAL STOCKHOLDERS' EQUITY	157,051
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 160,747

See notes to financial statements.

FRIEDMAN, LUZZATTO & CO.
Statement of Income
Year Ended December 31, 2011

Revenue	
Consulting fees	$ 30,000
Interest income	221
TOTAL REVENUE	30,221
Expenses	
Clearing charges	$ 18,979
Compensation and related costs	237,368
Communications	1,800
Depreciation	721
Dues and subscriptions	10,895
Insurance expense	4,736
Overhead expenses related party	12,000
Professional fees	19,424
Regulatory fees	6,326
Other expenses	2,805
TOTAL EXPENSES	315,054
Net loss before income taxes	(284,833)
Income tax benefit	(19,218)
NET LOSS	$ (265,615)

See notes to financial statements.

FRIEDMAN, LUZZATTO & CO.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2011

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2010	$ 12	$ 1,000	$154,008	$ 267,646	$ 422,666
Net loss		-	-	(265,615)	(265,615)
Balances at December 31, 2011	$ 12	$ 1,000	$154,008	$ 2,031	$ 157,051

See notes to financial statements.

FRIEDMAN, LUZZATTO & CO.
Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities:	
Net loss	$ (265,615)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	721
Change in operating assets and liabilities	
Increase in receivable from clearing broker-dealer	(1,178)
Increase in income taxes receivable	(19,768)
Decrease in prepaid expenses	125
Increase in clearing deposit	(85)
Decrease in accounts payable and accrued expenses	(2,259)
Increase in payable to clearing broker-dealer	1,089
Decrease in payable to related party	(20,000)
Decrease in income tax payable	(20,261)
Net cash used in operating activities	(327,231)
Net decrease in cash and cash equivalents	(327,231)
Cash and cash equivalents at beginning of year	364,682
Cash and cash equivalents at end of year	$ 37,451

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ -
Income taxes - federal	$ 20,203
- state	608
Income taxes	$ 20,811

See notes to financial statements.

FRIEDMAN, LUZZATTO & CO.
Notes to Financial Statements
December 31, 2011

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Organization and Nature of Business

Friedman, Luzzatto & Co. (the "Company") was organized in December 1986 as a Texas corporation. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates pursuant to the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities and clears all transaction on behalf of customers on a fully disclosed basis through a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Company's operations consist primarily in providing municipal bond underwriting and placement agent services, financial advisory services and consulting to state and local governments nationwide.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Statement of Cash Flows

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows. Certain balances for 2010 have been reclassified for 2011.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment consists of computer equipment and is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method based on an estimated useful life of 3 years.

Revenue Recognition

Underwriting and placement services revenue are recorded during the period in which the transactions are completed and the income is determinable.

Advisory and consulting fees are recognized during the period the services are rendered.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of current taxes and deferred taxes. Deferred taxes are recognized primarily for the use or benefit associated with net operating losses. Deferred tax assets and liabilities represent the future tax return benefit or consequences of those differences which will either be deductible or taxable when the assets or liabilities are recovered or settled. Income taxes are determined in accordance with FASB ASC 740.

As of December 31, 2011, open federal tax years subject to examination include the tax years ended December 31, 2008 through December 31, 2010. During 2011, the IRS initiated an examination on the Company's 2010 federal income tax return.

The Company is also subject to various state income taxes.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital and net capital requirements of $135,419 and $100,000 respectively. The Company's ratio of aggregate indebtedness to net capital was .03 to 1.

Note 3 - Preferred Stock

The Series A Preferred Stock entitles its holders to a 4% dividend which compounds annually on paid-in consideration of $10. No dividends have been declared on the Series A Preferred Stock since its issuance. The holders are also entitled to a liquidating distribution of $150 per share before any distribution to the holders of the Company's common stock.

The Series B Preferred Stock is on liquidation parity with the Series A Preferred Stock. The Series B Preferred Stock entitles its holders to a 4% dividend which compounds annually on paid in consideration of $35,000. No dividends have been declared on the Series B Preferred Stock since its issuance. The holders are also entitled to a liquidating distribution of $150 per share before any distribution to the holders of the Company's common stock. As of December 31, 2011, $33,175 of cumulative dividends are in arrears on Series B Preferred Stock ($142 per share).

Note 4 - Related Party Transactions

The Company and its corporate shareholder, a related party, are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous. Transactions between the companies are not consummated on terms equivalent in arm's length transactions.

The Company earned $30,000 in consulting fees from its corporate shareholder.

Note 4 - Related Party Transactions, continued

The Company has a Services Agreement with its corporate shareholder. The Agreement requires the related party to provide office facilities, personal property and support services. The Agreement expires February 28, 2012 and is automatically renewed on a year to year basis unless terminated by either party. The Company is billed $1,000 a month by the related party based on office facilities, personal property and support services allocated. The overhead expenses incurred under this Agreement totaled $12,000 for the year ended December 31, 2011. The Agreement was amended effective January 1, 2011 (See Note 8). In addition, the Company recorded $6,811 of expenses paid on behalf of the Company by this related party. Included in accounts payable and incurred expenses are overhead expenses and reimbursements payable to this related party of $1,000 and $326 respectively, totaling $1,326.

Note 5 - Income Taxes

The Company incurred a tax loss for the current year and will elect to carry the loss back and request a refund of prior year's taxes paid. This carry back will result in a refund of $19,768. The Company has a net operating loss carry forward remaining of approximately $190,000 available to offset future taxable income, expiring 2031. The net operating loss carry forward creates a deferred tax asset of approximately $50,000; however the entire amount has been offset by a valuation allowance. Contingent on the outcome of the IRS examination the net operating loss carry forward and deferred tax asset may be reduced. (See Note 7)

The provision for income taxes is comprised of the following:

Current:	
Federal - (benefit)	$(19,826)
State	608
Income tax benefit	$(19,218)

Note 6 - Concentration of Credit Risk and Revenues

The Company has a receivable and clearing deposit held by its clearing broker-dealer of $1,660 and $100,229, respectively, totaling $101,889 or approximately 63% of the Company's total assets at December 31, 2011.

The Company earned $30,000 or 100% of its revenue other than interest income, in consulting fees from its corporate shareholder.

Note 7 - Commitments and Contingencies

The Company is in the process of an IRS audit on its 2010 federal income tax return. The ultimate outcome of the examination cannot be determined at this time and the result cannot be predicted. It is the opinion of management, after consultation with tax representation, that the ultimate outcome will not have a material adverse impact on the financial condition, results of operations, or cash flows of the Company.

The Company is required to pay minimum monthly clearing charges to its clearing broker-dealer, currently, $1,000 a month.

Note 8 - Subsequent Events

The Company's corporate shareholder contributed $15,000 in January 2012 and $10,000 in February 2012 as additional capital.

The Company entered into a new Services Agreement with its corporate shareholder effective January 1, 2012. The Agreement is substantially similar to the prior agreement except for the monthly allocation billed to the Company was reduced to $500 a month.

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2011, through February 15, 2012, the date the financial statements were available to be issued.

Schedule I

Friedman, Luzzatto & Co.
Supplementary Information
Pursuant to Rule 17a-5
December 31, 2011

Computation of Net Capital

Total stockholders' equity qualified for net capital	$ 157,051
Deductions and/or charges	
Non-allowable assets:	
Income taxes receivable	19,768
Prepaid expenses	376
Property and equipment, net	1,263
Total deductions and/or charges	21,407
Net Capital before haircuts on securities positions	135,644
Haircuts on securities:	
Cash equivalents	225
Net Capital	$ 135,419
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 2,607
Payable to clearing broker-dealer	1,089
Total aggregate indebtedness	$ 3,696
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 35,419
Ratio of aggregate indebtedness to net capital	.03 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2011 as filed Friedman, Luzzatto & Co. on Form X-17A-5. Accordingly, no reconciliation is necessary.

Schedule I, continued

Friedman, Luzzatto & Co.
Supplementary Information
Pursuant to Rule 17a-5
December 31, 2011

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Friedman, Luzzatto & Co.

In planning and performing our audit of the financial statements of Friedman, Luzzatto & Co. (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
February 15, 2012